UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number 001-15244

CREDIT SUISSE GROUP

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Summary

This report is filed in relation to Credit Suisse Group’s wholly-owned subsidiary, Credit Suisse. It contains information about Credit Suisse to be incorporated by reference in Post-Effective Amendment No. 1 to Credit Suisse Group’s Registration Statement on Form F-3 (file no. 333-132936).

Unless the context otherwise requires, references herein to “the Bank” mean Credit Suisse together with its consolidated subsidiaries and references to “Credit Suisse Group” or “the Group” mean Credit Suisse Group together with its consolidated subsidiaries, including Credit Suisse.

The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of Credit Suisse Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.

References herein to “CHF” are to Swiss francs.

Forward-Looking Statements

This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future Credit Suisse Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in Credit Suisse Group’s annual report on Form 20-F for the year ended December 31, 2006 (the Group’s 2006 20-F), and subsequent annual reports on Form 20-F filed by Credit Suisse Group or the Bank with the US Securities and Exchange Commission (SEC) and Credit Suisse Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

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Key information

Selected financial data

The following tables show the Bank’s condensed consolidated statements of income for the three months ended March 31, 2007 and 2006 and selected balance sheet information as of March 31, 2007 and December 31, 2006.

Condensed consolidated statements of income

Three months ended March 31, in CHF m	2007	2006
Net revenues	11,094	10,375
Provision for credit losses	51	(54)
Total operating expenses	6,897	6,512
Income from continuing operations before taxes, minority interests and extraordinary items	4,146	3,917
Income tax expense (benefit)	789	546
Minority interests	955	1,328
Income from continuing operations before extraordinary items	2,402	2,043
Extraordinary items, net of tax	0	(24)
Net income	2,402	2,019

Selected balance sheet information

in CHF m	March 31, 2007	December 31, 2006
Total assets	1,330,913	1,226,764
Share capital	4,400	4,400

For additional information on the condensed consolidated statements of income for the three months ended March 31, 2007 and 2006 and the condensed consolidated balance sheets as of March 31, 2007 and December 31, 2006, please refer to note 22 “Subsidiary guarantee information” in the notes to the condensed consolidated financial statements in the Group’s financial statements for the first quarter of 2007 (Credit Suisse Financial Statements 1Q07), which were filed with the SEC on May 3, 2007. For a detailed description of factors that affect the results of operations of the Bank, please refer to “Item 5 – Operating and financial review and prospects – Overview – Factors affecting results of operations” in the Group’s 2006 20-F.

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Capital adequacy

in CHF m, except where indicated	March 31, 2007	December 31, 2006
Tier 1 capital	32,236	26,600
of which non-cumulative perpetual preferred securities	1,068	1,065
Total BIS regulatory capital	43,117	38,441
Tier 1 ratio	13.0%	11.4%
Total BIS regulatory capital ratio	17.4%	16.5%

Information on the Company

The business of the Bank is substantially the same as the business of Credit Suisse Group, which is described in “Item 4 –Information on the company” in the Group’s 2006 20-F. The following are the principal differences between the businesses of the Group and the Bank. These differences relate to legal entities and activities that are in the Group’s consolidated operations but not reported in the Bank’s condensed consolidated financial statements.

Entity	Principal Business Activities
Clariden Leu(1)	Banking and securities
Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)
BANK-now(2)	Private credit and car leasing (in Switzerland)
Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital

(1) Formed as of January 1, 2007 by the merger of the private banks Clariden Bank, Bank Leu, Bank Hofmann and BGP Banca di Gestione Patrimoniale, and the securities dealer Credit Suisse Fides.

(2) Formed as of January 3, 2007 as a subsidiary of Credit Suisse Group. The operations comprising BANK-now previously were recorded in the Bank.

The Bank manages its business through the same three operating segments as the Group. The results of operations of Clariden Leu and Neue Aargauer Bank, which are managed, but not legally owned, by the Bank are included in the Bank’s Private Banking segment but not reflected in the Bank’s condensed consolidated financial statements. The results of operations of BANK-now, which are managed by the Bank and included in the Bank’s Private Banking segment, were included in the Bank’s consolidated financial statements through December 31, 2006. Effective January 3, 2007, BANK-now is a subsidiary of the Group and its results of operations are not included in the Bank’s condensed consolidated financial statements. In addition, the Group has certain financing activities that are not in the Bank’s consolidated balance sheet and statement of income.

Operating and financial review and prospects

The Bank’s operating results, cash flows and prospects are substantially the same as the results from continuing operations, cash flows from continuing operations and prospects of Credit Suisse Group, which are described in Core Results on pages 14 to 19 in the Group’s first quarter 2007 financial review (Credit Suisse Financial Review 1Q07), which was filed with the SEC on May 3, 2007. As further described below, the Bank operates through the same operating segments as the Group, and the principal differences relate to the legal entities and activities that are in the Group’s consolidated business but not in the consolidated operations of the Bank.

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Differences in the results of operations of the Bank and the Group

Substantially all of the Bank’s operations are conducted through the Investment Banking, Private Banking and Asset Management segments.

Certain other assets, liabilities and results of operations that are associated with the three segments are not included in the Bank’s condensed consolidated balance sheet and statement of income. In 2006 and prior years, these related principally to the activities of Clariden Leu and Neue Aargauer Bank. The results of operations of these entities, which are managed, but not legally owned, by the Bank are included in the Bank’s Private Banking segment but not reflected in the Bank’s consolidated statement of income. The results of operations of BANK-now, which are managed by the Bank and included in the Bank’s Private Banking segment, were included in the Bank’s consolidated financial statements through December 31, 2006. Effective January 3, 2007, BANK-now is a subsidiary of the Group and its results of operations are not included in the Bank’s consolidated financial statements. In addition, the Group has certain financing activities that are not in the Bank’s consolidated balance sheet and statement of income. All of these activities vary from period to period and give rise to differences between the Bank’s aggregate assets, liabilities and results of operations and those of the Group.

The following tables set forth a comparison of selected condensed consolidated financial information for the Bank and the Group’s continuing operations as of March 31, 2007 and for the three months ended March 31, 2007 and 2006:

Three months ended March 31, 2007, in CHF m	Bank	Group
Net revenues	11,094	11,620
Total operating expenses	6,897	7,091
Income from continuing operations before taxes, minority interests and extraordinary items	4,146	4,476
Income from continuing operations before extraordinary items	2,402	2,729
Three months ended March 31, 2006, in CHF m	Bank	Group
Net revenues	10,375	10,925
Total operating expenses	6,512	6,638
Income from continuing operations before taxes, minority interests and extraordinary items	3,917	4,348
Income from continuing operations before extraordinary items	2,043	2,342
March 31, 2007, in CHF m	Bank	Group
Total assets	1,330,913	1,359,687
Total liabilities	1,302,904	1,315,683

For additional condensed consolidating financial information as of March 31, 2007 and for the three months ended March 31, 2007 and 2006 for the Bank, Credit Suisse Group parent company and other Credit Suisse Group subsidiaries, eliminations and consolidation adjustments, see note 22 “Subsidiary guarantee information” in the notes to the condensed consolidated financial statements in the Credit Suisse Financial Statements 1Q07.

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Legal proceedings

Information on the Bank’s legal proceedings is set forth in note 23 “Litigation” in the notes to the condensed consolidated financial statements in the Credit Suisse Financial Statements 1Q07.

Quantitative disclosure about market risk

Information on market risk and other information relating to the Group’s risk management (including its segments) are included in “Risk management” in the Credit Suisse Financial Review 1Q07.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date: May 3, 2007	By:	/s/ Urs Rohner Urs Rohner General Counsel

	By:	/s/ Renato Fassbind Renato Fassbind Chief Financial Officer

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